Exhibit 99.1

SDLP - Notice of 2013 Annual Meeting Of Members

London, United Kingdom, December 2, 2013 - Seadrill Partners LLC announces today that it has scheduled its first Annual Meeting. Notice is hereby given that the Annual Meeting of Members will be held on December 30, 2013 at 9:30 am London time, at 2nd Floor, 566 Chiswick High Road, Building 11, Chiswick Business Park, London W4 5YS, United Kingdom for the purposes set forth in the attached notice and proxy statement. Holders of common units at the close of business on December 2, 2013 will be entitled to vote at the meeting.

SEADRILL PARTNERS LLC

NOTICE OF ANNUAL MEETING OF MEMBERS

TO BE HELD ON DECEMBER 30, 2013

NOTICE IS HEREBY given that the 2013 Annual Meeting (the “Meeting”) of the members (the “Members”) of Seadrill Partners LLC (the “Company”) will be held on December 30, 2013, at 9:30 a.m., London time, at 2nd Floor, Building 11, Chiswick Business Park, 566 Chiswick High Road, London W4 5YS, United Kingdom, for the following purposes, items 1 through 4 of which are more completely set forth in the accompanying proxy statement:

To consider and vote upon the following proposals:

1.	To elect Harald Thorstein as a Class I Director of the Company whose term will expire at the 2014 Annual Meeting of Members (“Proposal 1”);

2.	To elect Bert Bekker as a Class II Director of the Company whose term will expire at the 2015 Annual Meeting of Members (“Proposal 2”);

3.	To elect Bart Veldhuizen as a Class III Director of the Company whose term will expire at the 2016 Annual Meeting of Members (“Proposal 3”);

4.	To elect Tony Curry, as a Class III Director of the Company whose term will expire at the 2016 Annual Meeting of Members (“Proposal 4”); and

5.	To transact other such business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposals 1, 2, 3 and 4 each requires the affirmative vote of a plurality of the common units of the Company represented at the Meeting.

The Board of Directors of the Company (the “Board”) has fixed the close of business on December 2, 2013, as the record date for the determination of the Members entitled to receive notice and vote at the Meeting or any adjournment thereof.

Pursuant to the Company’s First Amended and Restated Operating Agreement dated October 24, 2012, certain holders of the Company’s common units may be prohibited from voting all or a portion of their common units at the Meeting.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR UNITS BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE PROXY CARD THAT YOU HAVE RECEIVED IN THE MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.

By Order of the Board

Georgina Sousa
Secretary

Dated: December 2, 2013

SEADRILL PARTNERS LLC

2nd Floor, Building 11, Chiswick Business Park, 566 Chiswick High Road, London W4 5YS, United Kingdom

PROXY STATEMENT

FOR

SEADRILL PARTNERS LLC

NOTICE OF ANNUAL MEETING OF MEMBERS

TO BE HELD ON DECEMBER 30, 2013

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the members of the board of directors (each a “Director” and collectively, the “Board”) of Seadrill Partners LLC, a Marshall Islands limited liability company (the “Company”), for use at the Company’s 2013 Annual Meeting (the “Meeting”) of its members (the “Members”) to be held at 2nd Floor, Building 11, Chiswick Business Park, 566 Chiswick High Road, London W4 5YS, United Kingdom, on December 30, 2013 at 9:30 a.m., London time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Members. This Proxy Statement and the accompanying form of proxy are expected to be mailed to Members entitled to vote at the Meeting on or about December 6, 2013.

VOTING RIGHTS AND OUTSTANDING COMMON UNITS

On December 2, 2013 (the “Record Date”), the Company had outstanding 28,125,647 common units, representing limited liability company interests in the Company (the “Common Units”). Each Member of record at the close of business on the Record Date, subject to certain conditions, is entitled to one vote for each Common Unit then held. Members holding Common Units representing at least 33 1⁄3% of the total voting rights of the Common Units outstanding present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting. The Common Units represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Members.

Pursuant to the Company’s First Amended and Restated Operating Agreement, dated as of October 24, 2012 (the “Operating Agreement”), certain holders of our Common Units may be prohibited from voting all or a portion of their Common Units at the Meeting.

The Common Units are listed on the New York Stock Exchange (“NYSE”) under the symbol “SDLP.”

REVOCABILITY OF PROXIES

A Member giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s registered office, 2nd Floor, Building 11, Chiswick Business Park, 566 Chiswick High Road, London W4 5YS, United Kingdom, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSALS

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PROPOSALS 1, 2, 3 and 4 - ELECTION OF DIRECTORS

In accordance with the Company’s Operating Agreement, the Company currently has seven Directors that were appointed by Seadrill Member LLC (the “Seadrill Member”), the owner of the Seadrill Member interest, which is a non-economic limited liability company interest in the Company. As provided in the Operating Agreement, following the Meeting, the Board shall consist of seven Directors, three of whom shall be directors appointed by the Seadrill Member (the “Appointed Directors”) and four of whom shall be elected directors (the “Elected Directors”).

The three Appointed Directors shall be appointed by the Seadrill Member, in its sole discretion, on or before the date of the Meeting. The Appointed Directors will consist of Tor Olav Trøim, Kate Blankenship and Graham Robjohns. As provided in the Operating Agreement, the Appointed Directors will serve as directors for terms determined by the Seadrill Member.

The four Elected Directors shall be elected by the holders of our Common Units and are divided into three classes serving staggered terms: Harald Thorstein, a Class I Director, for election as a Director whose term would expire at the 2014 Annual Meeting, Bert Bekker, a Class II Director, for election as a Director whose term would expire at the 2015 Annual Meeting, and Bart Veldhuizen and Tony Curry, as Class III Directors, for election as Directors whose terms would expire at the 2016 Annual Meeting.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the Common Units authorized thereby FOR the election of the following four nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Nominees For Election To The Company’s Board of Directors

Information concerning the nominees for election to the Company’s Board is set forth below:

Name	Age	Position
Harald Thorstein	34	Class I Director
Bert Bekker	74	Class II Director
Bart Veldhuizen	46	Class III Director
Tony Curry	63	Class III Director

Certain biographical information about the Elected Director nominees is set forth below.

Harald Thorstein has served as a director of the Company since September 2012. Mr. Thorstein is currently employed by Frontline Corporate Services, a subsidiary of Frontline Ltd., in London and has held such position since May 2011. Mr. Thorstein’s experience includes working in corporate finance advisory services at DnB NOR Markets from October 2008 to April 2011, where he focused on the offshore and shipping sectors. Prior to joining DnB NOR Markets, Mr. Thorstein was partner in the strategic advisory firm Arkwright Group from July 2004 to September 2008. Mr. Thorstein has been a director of Ship Finance International Limited since September 2011 and a director of North Atlantic Drilling Ltd since September 2013, and has served as the Chairman of the Board of Directors of Aktiv Kapital AS and Deep Sea Supply plc since May 2013. Mr. Thorstein has a Master of Science degree within Industrial Economics and Technology Management from the Norwegian University of Technology and Science

Bert Bekker has served as a Director of the Company since September 2012 and serves on the Company’s audit committee. Mr. Bekker has been in the heavy marine transport industry since 1978 when he co-founded Dock Express Shipping Rotterdam (the predecessor of Dockwise Transport). Mr. Bekker retired from his position as Chief Executive Officer of Dockwise Transport B.V. in May 2003. Mr. Bekker served as Chief Executive Officer of Cableship Contractors N.V. Curacao from March 2001 until June 2006. In May 2006, Mr. Bekker was appointed Executive Advisor Heavy Lift of Frontline Management AS, an affiliate of Frontline Ltd, and in January 2007, he was appointed CEO of Sealift Management B.V. Mr. Bekker held that position until its merger with Dockwise Ltd in May 2007. Mr. Bekker served as a director of Dockwise Ltd. from June 2007 until December 2009. Mr. Bekker has served as a director of Wilh. Wilhelmsen Netherlands B.V., part of the Wilh. Wilhelmsen ASA Group, since July 2003 and as a director of Seadrill Limited since April 2013.

Bart Veldhuizen has served as a director of the Company since January 2013 and serves on the Company’s conflicts committee and audit committee. Mr. Veldhuizen has been working in the shipping industry since 1994 on both the banking and non-banking side. Mr. Veldhuizen is a founding director in Swaen Marine Ltd., which is an advisory company in London focusing on the maritime industry. Mr. Veldhuizen is also a director of Golar LNG Partners LP. From August 2007 until October 2011, was the Managing Director & Head of Shipping of Lloyds Banking. In this capacity, Mr. Veldhuizen managed the combined Lloyds Bank and Bank of Scotland’s USD 16 billion shipping loan and lease portfolio. He started his career with Van Ommeren Shipping, a Dutch public shipping & storage company, after which he joined DVB bank as a shipping banker working in both Rotterdam and Piraeus. In 2000, he joined Smit International, a publicly listed Maritime service provider active in salvage, marine contracting and harbour towage. After working for Smit in both Greece and Singapore, Mr. Veldhuizen returned to the Netherlands in August 2003 to work with NIBC Bank, a Dutch based merchant bank. Mr. Veldhuizen holds a degree in Business Economics from the Erasmus University in Rotterdam, the Netherlands.

Tony Curry has served as a director of the Company since April 2013. Mr. Curry serves on the Company’s conflicts committee. Mr. Curry retired from Shell in May 2009 having spent 40 years in Shell Shipping. During the last 12 years of his employment with Shell Shipping, Mr. Curry was the Time Charter & Sale and Purchase Manager. Prior to that time, Mr. Curry spent seven years in Shell Western Services, Nassau, Bahamas as the Oil Freight Manager. Mr. Curry was a Director of Frontline Ltd from October 2009 to April 2013.

Required Vote: Approval of Proposals 1, 2, 3 and 4 each requires the affirmative vote of the plurality of the votes cast by holders of the outstanding Common Units present in person or represented by proxy at the meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF ALL SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

EFFECT OF ABSTENTIONS

Abstentions will not affect the vote on Proposals 1, 2, 3 and 4.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation on behalf of the Board of Directors will be made primarily by mail, but Unitholders may be solicited by telephone, e-mail, other electronic means, or personal contact. Copies of materials for the Meeting will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners and will also be available on the Company’s website at www.seadrillpartners.com.

ANNUAL REPORT AND OTHER MATERIAL FOR MEETING

The Company’s Annual Report for the year ended December 31, 2012 (the “Annual Report”) and copies of the materials for the Meeting are available on the Company’s website at www.seadrillpartners.com. Any Unitholder may receive a hard copy of the Annual Report free of charge upon request by writing to us at 2nd Floor, Building 11, Chiswick Business Park, 566 Chiswick High Road, London W4 5YS, UK, or sending an e-mail to: ir@seadrill.com.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the Meeting other than that stated in the Notice of Annual Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgement of the person or persons named in the proxy.

By Order of the Board of Directors

Georgina Sousa
Secretary

December 2, 2013

London, United Kingdom